SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Celgene Corporation

(Name of Subject Company)

Celgene Corporation

(Name of Person Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

151020104

(CUSIP Number of Class of Securities)

Peter N. Kellogg

Chief Financial Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	Subject Company Information.

The name of the subject company is: Celgene Corporation

The address and telephone number of its principal executive offices are:

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

The exact title of the subject class of equity securities is: Common Stock, par value $.01 per share.

The number of shares outstanding of the above class as of October 21, 2014 is: 798,704,188

ITEM 2.	Identity and Background of Filing Person.

The name of the filing person is: Celgene Corporation. The filing person is the subject company.

The address and telephone number of its principal executive offices are:

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

The tender offer to which this Schedule relates is an unsolicited “mini-tender” offer by TRC Capital Corporation to purchase up to 1,000,000 shares of Celgene’s common stock, approximately 0.13% of the outstanding shares, at $101.75 per share. TRC Capital’s offer is 4.71% below the market price on November 18, 2014, the date prior to the commencement of the offer, and approximately 10.5% below the closing market price of $113.69 for Celgene’s common stock on November 28, 2014.

The name of the offeror is: TRC Capital Corporation

The address of the offeror is: 80 Bloor Street West, Suite 400, Toronto, Ontario M5S 2V1, Canada

ITEM 3.	Past Contracts, Transactions, Negotiations and Agreements.

The filing person is the subject company. The filing person and its affiliates have no material agreement, arrangement or understanding, nor do they have any actual or potential conflict of interest with the offeror, its executive officers, directors or affiliates.

ITEM 4.	The Solicitation or Recommendation.

The filing person is recommending to its stockholders that they reject the tender offer. The filing person’s reasons for its recommendation are set forth on Exhibit 1 to this Schedule. To the extent known by the filing person, neither the filing person nor any executive officer, director, affiliates or subsidiary of the filing person currently intends to tender or sell, subject to sales in the ordinary course, the subject securities that are held of record or beneficially owned by that person. To its knowledge, the filing person believes that it and its executive officers, directors, affiliates and subsidiaries intend to hold, subject to sales in the ordinary course, all such securities held by them.

ITEM 5.	Person/Assets, Retained, Employed, Compensated or Used.

The filing person has not directly or indirectly employed, retained, or agreed to compensate any person to make solicitations or recommendations in connection with the “mini-tender” offer.

ITEM 6.	Interest in Securities of the Subject Company.

Other than gifts aggregating 50,000 shares by Mr. Hugin in November 2014, information required pursuant to this Item is incorporated by reference from the following Form 4, Statement of Changes in Beneficial Ownership of Securities filed with the Securities and Exchange Commission via EDGAR on the dates indicated:

Form 4 filed with the SEC on behalf of Thomas Daniel on November 26, 2014;

Form 4 filed with the SEC on behalf of Perry Karsen on November 14, 2014;

Form 4 filed with the SEC on behalf of Robert Hugin on November 4, 2014;

Form 4 filed with the SEC on behalf of Lawrence Stein on October 29, 2014;

Form 4 filed with the SEC on behalf of Scott Smith on October 29, 2014;

Form 4 filed with the SEC on behalf of Ernest Mario on October 29, 2014;

Form 4 filed with the SEC on behalf of Peter Kellogg on October 29, 2014;

Form 4 filed with the SEC on behalf of Perry Karsen on October 29, 2014;

Form 4 filed with the SEC on behalf of Robert Hugin on October 29, 2014;

Form 4 filed with the SEC on behalf of Jacqualyn Fouse on October 29, 2014;

Form 4 filed with the SEC on behalf of Thomas Daniel on October 29, 2014;

Form 4 filed with the SEC on behalf of Mark Alles on October 29, 2014; and

Form 4 filed with the SEC on behalf of Michael Casey on October 28, 2014.

Open market purchases under the Company’s share repurchase program pursuant to a Rule 10b5-1 trading plan for the 60 day period prior to the date hereof are as follows:

Trade Date	Number of Shares	Average Price	Total Paid
11/28/2014	15,000	$113.6688	$1,705,032
11/26/2014	14,800	$112.0454	$1,658,272
11/25/2014	34,301	$110.6483	$3,795,347
11/24/2014	2,400	$109.1225	$261,894
11/21/2014	35,973	$108.3490	$3,897,639
11/20/2014	76,742	$106.9548	$8,207,925
11/19/2014	55,847	$106.4597	$5,945,455
11/18/2014	6,401	$104.9218	$671,604
11/17/2014	70,400	$104.5001	$7,356,807
11/14/2014	195,783	$103.8282	$20,327,796
11/13/2014	103,289	$107.5410	$11,107,802
11/12/2014	71,148	$107.3619	$7,638,584
11/11/2014	82,581	$107.9763	$8,916,791
11/10/2014	53,900	$107.1957	$5,777,848
11/7/2014	89,686	$106.3814	$9,540,922
11/6/2014	53,416	$105.9668	$5,660,323
11/5/2014	101,979	$105.8291	$10,792,346
11/4/2014	96,500	$105.8964	$10,219,003
11/3/2014	81,998	$106.7938	$8,756,878
10/31/2014	80,200	$107.8091	$8,646,290
10/30/2014	74,284	$106.2559	$7,893,113
10/29/2014	83,300	$105.1538	$8,759,312
10/28/2014	79,200	$105.4194	$8,349,216
10/27/2014	85,700	$102.8743	$8,816,328
10/24/2014	87,000	$102.3811	$8,907,156
10/16/2014	12,995	$84.7201	$1,100,938
10/15/2014	28,924	$84.5207	$2,444,677
10/14/2014	477,618	$87.6566	$41,866,370
10/13/2014	491,076	$88.4984	$43,459,440
10/10/2014	196,366	$91.5023	$17,967,941
10/9/2014	69,073	$92.6962	$6,402,805
10/8/2014	70,107	$92.1453	$6,460,031
10/7/2014	110,000	$92.7454	$10,201,994
10/2/2014	112,742	$92.3409	$10,410,698
10/1/2014	135,715	$93.3495	$12,668,927

	3,436,444	$97.95	$336,593,503

ITEM 7.	Purposes of the Transaction and Plans or Proposals.

The subject company is not undertaking or engaging in any negotiations in response to the tender offer.

ITEM 8.	Additional Information.

Not applicable.

ITEM 9.	Exhibits.

Attached as Exhibit 1 is the recommendation of the subject company with respect to the tender offer contained in the subject company’s press release dated December 1, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celgene Corporation

By:	/s/ Peter N. Kellogg
Peter N. Kellogg, Chief Financial Officer

Dated: December 1, 2014